EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the	For the
	Three Months	Nine Months
	Ended	Ended	Year Ended Last Friday in December
	Sep. 28,	Sep. 28,	2006	2005	2004	2003	2002
	2007	2007	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)

Pre-tax earnings (loss)(a)	$(3,740)	$1,749	$9,772	$6,666	$5,346	$4,962	$2,255
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	13,427	39,138	35,971	21,853	10,605	8,056	10,012

Pre-tax earnings before fixed charges	9,687	40,887	45,743	28,519	15,951	13,018	12,267

Fixed charges:
Interest	13,357	38,946	35,750	21,637	10,401	7,863	9,806
Other(b)	70	192	221	216	204	193	207

Total fixed charges	13,427	39,138	35,971	21,853	10,605	8,056	10,013

Preferred stock dividend requirements	111	257	260	100	55	52	52

Total combined fixed charges and preferred stock dividends	$13,538	$39,395	$36,231	$21,953	$10,660	$8,108	$10,065

Ratio of earnings to fixed charges	*	1.04	1.27	1.31	1.50	1.62	1.23
Ratio of earnings to combined fixed charges and preferred stock dividends	*	1.04	1.26	1.30	1.50	1.61	1.22

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.
*	The earnings for the three months ended September 28, 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies were $3,740 for total fixed charges and $3,851 for total fixed charges and preferred stock dividends.

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